SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AXION INTERNATIONAL HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

WARRANTS TO PURCHASE COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

Underlying Common Stock: 05462D

(CUSIP Number of Class of Securities)

Donald Fallon

Chief Financial Officer

Axion International Holdings, Inc.

4005 All American Way

Zanesville, Ohio 43701

(740) 452-2500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark J. Wishner, Esq.

Greenberg Traurig, LLP

1750 Tysons Boulevard

McLean, Virginia 22102

Tel: (703) 749-1352

Fax: (703) 714-8359

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,269,790	$3,254.75

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that Warrants to purchase 47,660,256 shares of Common Stock, no par value, of Axion International Holdings, Inc. will be exchanged pursuant to this offer for an aggregate number of 35,818,271 shares of Axion International Holdings, Inc. common stock having a value of $25,269,790. The actual transaction value will be based on the number of Warrants tendered, if any, which may result in a lesser aggregate amount. The transaction value set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,254.75	Filing Party:	Axion International Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Axion International Holdings, Inc., a Colorado corporation (the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 16, 2014 as further amended by Amendment No. 1 to Schedule TO filed on May 28, 2014 (collectively the “ Original Schedule TO”). The Original Schedule TO, as amended by this Amendment No. 2, relates to an offer of the Company to exchange shares of its no par value common stock (“Common Stock”) for its outstanding warrants by issuing 14.17707 shares of Common Stock for every $10.00 of value attributed to its outstanding warrants (“Warrants”). The value of the Warrants was based upon the Black-Scholes Option Pricing Model with the value assigned to the Company’s outstanding Warrants set forth on Schedule A to the Offer to Exchange filed with the Original Schedule TO. The offer was based upon the terms and conditions and subject to the conditions described in the Offer to Exchange and in the related Letter of Transmittal filed with the initial Original Schedule TO as amended by Amendment No 1 to the Original Schedule TO . The Offer to Exchange expired on 11:59 p.m. on June 16, 2014.

This is the final amendment to Schedule TO and is being filed to report the results of the Offer to Exchange. This Amendment No. 2 to the Original Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 amends and supplements only the items and exhibits to the Original Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. The information in the Offer to Exchange and the related Letter of Transmittal is incorporated by reference.

The following information is reported:

•	The Offer to Exchange expired at 11:59 p.m. on June 16, 2014.

•	Pursuant to the Offer to Exchange, the Company accepted 46,245,524 Warrants out of a total of 47,660,256 outstanding Warrants.

•	In exchange for the accepted Warrants, the Company issued 35,452,979 shares of its Common Stock out of a total of 35,818,271 shares had all Warrants been tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXION INTERNATIONAL HOLDINGS, INC.

By:	/s/ Donald Fallon
Name:	Donald Fallon
Title:	Chief Financial Officer

Date: June 25, 2014